06009711

[SE]CHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Service Corporation

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III — (Area Code – Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York, New York		10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public account[ant must be] supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Stockholder and Board of Directors of
Dreyfus Service Corporation:

We have audited the accompanying consolidated statement of financial condition of Dreyfus Service Corporation and subsidiary companies (the Company) (a wholly owned subsidiary of The Dreyfus Corporation) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dreyfus Service Corporation and subsidiary companies as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2006

DREYFUS SERVICE CORPORATION
AND SUBSIDIARY COMPANIES
(A wholly owned subsidiary of The Dreyfus Corporation)

Consolidated Statement of Financial Condition

December 31, 2005

(In thousands)

Assets

Cash and cash equivalents (note 1(d))	$	39,543
Trading securities – at market value (note 1(e))		286
Secured demand note (note 4)		170,000
Receivables from related investment companies and affiliates (notes 7 and 11(a))		30,438
Other		13,260
Investment in leveraged leases (note 9)		59,985
Fixed assets, at cost, less accumulated depreciation and amortization (note 5)		9,918
Deferred sales commissions (note 6)		15,685
Other assets		6,290
Total assets	$	345,405

Liabilities and Stockholder's Equity

Liabilities:		
Deferred income taxes, net (note 7)	$	19,200
Interest payable (note 4)		6,708
Due to affiliates (note 11(e))		20,050
Other liabilities and accrued expenses		50,315
Total liabilities		96,273
Subordinated debt (note 4)		170,000
Stockholder's equity (note 12):		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		1,328,583
Accumulated deficit		(1,249,451)
Total stockholder's equity		79,132
Commitments and other matters (notes 8, 9, 10 , 11, and 13)		
Total liabilities and stockholder's equity	$	345,405

See accompanying notes to consolidated financial statements.